UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
             (Amendment No._____________________________________)*



                             Encompass Holdings Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    29256R 10 0
                                 (CUSIP Number)


                                   Neil Roth
                             8751 W. Charleston Suite 220,
                                  Las Vegas, NV 89117
                               Tel (702) 233-0789


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                Novenber 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 932353105

1.   Names of Reporting Persons.
     Starfish Capital Partners Inc.
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization
	Starfish Capital Partners Inc.
	Incorporated in State of Nevada



Number of           7.     Sole Voting Power
Shares                     10,000,000
Beneficially        8.     Shared Voting Power
Owned by Each
Reporting           9.     Sole Dispositive Power
Person With                10,000,000
                   10.     Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 23.3%

14.  Type of Reporting Person (See Instructions) IV

1. Security and Issuer

Common stock of Encompass Holdings Inc., with its principal executive office at: 1005 Terminal Way Suite 110, Reno, NV 89502

2.   Identity and Background

a. Starfish Capital Partners Inc, a Nevada corporation

b. 8751 W. Charleston, Suite 220, Las Vegas, NV 89117

c During the last 5 years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

d. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;


3.   Source and Amount of Funds or Other Consideration

The reporting entity acquired the shares of common stock of Encompass Holdings Inc. investment capital.

4. Purpose of Transaction

The shares were bought as an investment.

5. Interest in Securities of the Issuer.

As of November 10, 2006, as a consequence of the stock exchanges described above, the reporting entity beneficially owns 10,000,000 shares of common stock or 23.3% of the outstanding shares.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

7. Material to be Filed as Exhibits.




Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2006

Neil Roth
Secretary
Starfish Capital Partners Inc.